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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)
                               (AMENDMENT NO. 3)(1)

                      Integrated Measurement Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    457923100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [ ] Rule 13d-1(b)

            [ ] Rule 13d-1(c)

            [X] Rule 13d-1(d)




----------

       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------                                            -----------------
CUSIP No. 457923100                     13G                    Page 2 of 5 Pages
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Cadence Design Systems, Inc.
-------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]
-------------------------------------------------------------------------------
   3.     SEC USE ONLY
-------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware corporation
-------------------------------------------------------------------------------
                        5.     SOLE VOTING POWER
  NUMBER OF                    2,559,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6.     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING             7.     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,559,000
                       --------------------------------------------------------
                        8.     SHARED DISPOSITIVE POWER
                               0
-------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,559,000
-------------------------------------------------------------------------------
  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          32.56%
-------------------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1(a).  NAME OF ISSUER

            Integrated Measurement Systems, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            9525 South West Gemini Drive, Beaverton, Oregon 97008

ITEM 2(a).  NAME OF PERSON FILING

            Cadence Design Systems, Inc.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

            2655 Seely Avenue, San Jose, CA 95134

ITEM 2(c).  CITIZENSHIP

            Delaware corporation

ITEM 2(d).  TITLE OF CLASS OF SECURITIES

            Common Stock

ITEM 2(e).  CUSIP NUMBER

            457923100

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR
            (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act,

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act,

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act,

            (d) [ ] Investment company registered under Section 8 of the
                    Investment Company Act,

            (e) [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

            (h) [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act,

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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ITEM 4.     OWNERSHIP

            (a)   Amount Beneficially Owned: 2,559,000

            (b)   Percent of Class: 32.56%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 2,559,000

                  (ii)  shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of:
                        2,559,000

                  (iv)  shared power to dispose or to direct the disposition of:
                        0


            This amended Schedule 13G is being filed to correct an error in the amount of shares reported to be beneficially owned by Cadence Design Systems, Inc. in its Schedule 13G for Integrated Measurement Systems, Inc. filed on February 9, 2001. The previously filed
            Schedule 13G did not reflect Cadence Design Systems, Inc.'s disposal of 47,500 shares of Integrated Measurement Systems, Inc. Common Stock in March 2000. As a result of the sale of those shares, the amount of shares beneficially owned by Cadence Design Systems, Inc. as of December 31, 2000 was 2,559,000.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not Applicable

ITEM 7. IDENTIFICATION AND CLARIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            Not Applicable


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                                    SIGNATURE

       After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in the this statement is true, complete and correct.

DATED: April 12, 2001



                                   By: /s/ R. L. Smith McKeithen
                                       -----------------------------------------
                                       R.L. Smith McKeithen
                                       Senior Vice President and General Counsel


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